SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Organizational Instrument
Type:			Phase:
Institutional Policy			Effective
Title:			Number and Version:
FINANCIAL RISK MANAGEMENT			PI0038 – V.1
Issuer:	Approver:	Validity of the 1st version:	Validity of this version:
FF	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	12/28/2023	12/28/2023
Related Areas (Coverage):		Processes:
SABESP		-

1.     Introduction

1.1	The purpose of this Policy is to define guidelines and responsibilities to mitigate exposure to market variables that impact assets, liabilities, and/or cash flows of the company and its subsidiaries, thus reducing the effects of undesirable fluctuations of such variables in their financial statements, ensuring that the Company’s results reflect true operational performance and that its projected cash flow has lower volatility.

2.	Purposes
2.1	Establish criteria for financial risk management to mitigate imbalances between assets and liabilities with some form of indexation, exposing the Company to market risks and affecting the natural balance of exposed positions.
2.2	Guide the execution of transactions with derivative financial instruments, for risk management purposes, for exposures considered relevant, respecting the guidelines outlined in this Policy.

3.     Guidelines

3.1	Financial derivatives transactions must be carried out exclusively to hedge the Company’s and its subsidiaries’ indexed assets and liabilities that have any mismatches and cannot constitute financial leverage.
3.2	The hedge of financial flows indexed to market variables that may compromise previously established cost and/or profitability goals due to their fluctuations should be carried out through derivatives transactions.
3.3	Use derivative instruments with structures that do not add additional risk to positions.
3.4	Allow the participation of financial institutions in derivatives transactions that meet the accreditation criteria defined by the Company.
3.5	Prioritize derivatives transactions that do not involve periodic cash disbursement to avoid adding volatility to the Company’s cash.
3.6	In the case of derivatives transactions that involve disbursements, it is necessary to comply with the parameters established by the Financial Risk Management Committee.
3.7	Respect the parameters established by the Financial Risk Management Committee for contracting derivatives transactions, using the notional value of each transaction as the limit.

Organizational Instrument
Type:			Phase:
Institutional Policy			Effective
Title:			Number and Version:
FINANCIAL RISK MANAGEMENT			PI0038 – V.1
Issuer:	Approver:	Validity of the 1st version:	Validity of this version:
FF	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	12/28/2023	12/28/2023
Related Areas (Coverage):		Processes:
SABESP		-

3.8	The Company should seek to reduce the impact on economic and financial results from variables indexing assets, liabilities, or contracts, such as exchange rates, interest rates, and indices, timely acting to ensure the expected effectiveness of mitigation solutions.

Counterparty Risk

3.9	The Company will use the risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

Note: Counterparty risk in derivatives transactions is related to potential adjustments and not the total value of the underlying asset (notional value).

Selection of Banks

3.10	Banks must be selected according to the following criteria:
a)	Being among the top 10 (ten) financial institutions in the Central Bank of Brazil’s Exchange Ranking, excluding amounts related to interbank transactions;
b)	Having a minimum equity of R$ 4 billion (four billion reais); and
c)	Having a rating equivalent to an investment grade of AA(bra), brAA, or AA.br.

Note: If two or more agencies rate the same issuer, the worst rating will be considered for eligibility purposes.

Exposure Limits

3.11	The exposure limit to a specific counterparty must respect the following criteria:
a)	Equity of the institution; and
b)	Local rating according to the counterparty.

Organizational Instrument
Type:			Phase:
Institutional Policy			Effective
Title:			Number and Version:
FINANCIAL RISK MANAGEMENT			PI0038 – V.1
Issuer:	Approver:	Validity of the 1st version:	Validity of this version:
FF	VIRGINIA TAVARES RIBEIRO - VIRGINIARIBEIRO	12/28/2023	12/28/2023
Related Areas (Coverage):		Processes:
SABESP		-

3.12	The table below outlines the limits to be respected:
	Rating	Maximum Exposure
		% Equity - Counterparty
Local Scale	AAA.br or equivalent	10
	AA+.br or equivalent
	AA.br or equivalent

Limits of Use

3.13	The use of derivatives is restricted to risk management (hedge), and leveraged transactions are prohibited.
3.14	The underlying asset and the corresponding derivative contract must have the same risk factor.
3.15	Derivatives transactions involving interest and/or currency, when used to hedge corporate financing, must maintain a correlation with the debt profile.

Closing Remarks

3.16	Cases not covered by this Policy or exceptional cases must be evaluated by Sabesp’s Executive Board, which may request additional resolution from the Board of Directors.
3.17	The Financial Risk Management Committee is established, reporting to the Board of Directors, with the following composition:
a)	Economic, Financial, and Investor Relations Executive Office, responsible for coordinating the Committee:
b)	Superintendents and Advisors subordinated to the Economic, Financial, and Investor Relations Executive Office and appointed by it to compose the Committee; and
c)	Compliance and Risks Superintendent.
3.18	This Policy must align with other related Company policies.
4.	Complements
Referenced Exhibits (Exhibit Base)	Referenced Documents	Registration Information
---	---	---
Attached Files (Supplementary Files of the Organizational Instrument)
PI0038v1 – Exhibit 01 – Concepts .pdf PI0038v1 – Exhibit 02 – Responsabilities .pdf

Exhibit Name:	Exhibit Number
Concepts	[01]
Linked to the Instrument:
PI0038 - V.1 – Financial Risks Management

Derivative	Contract between the parties establishing the future trading conditions of a specific underlying asset.
Hedge	A financial strategy that allows a market participant to hedge against risks arising from fluctuations in asset prices and/or exchange variations, transferring to another participant the risk of changes in price trends that negatively affect the value of their spot position.

Exhibit Name:	Exhibit Number
Responsabilities	[02]
Linked to the Instrument:
PI0038 - V.1 – Financial Risks Management

1         Sabesp’s Board of Directors:

a)	approve Sabesp’s Institutional Policy of Financial Risk Management and respective updates.
b)	approve the derivatives transaction programs, regarding terms and amounts, submitted by Sabesp’s Executive Board.
c)	approve any contracting of transactions using derivatives whose contract volume or net risk position exceeds the Executive Board’s resolution limit and has not been approved in the derivatives transaction program.
d)	approve the responsibilities of other jurisdictions.
2	Audit Committee:
a)	evaluate and monitor the implementation of Sabesp’s Institutional Policy of Financial Risk Management and respective updates.
b)	evaluate and monitor the implementation of derivatives transaction programs, regarding terms and amounts, submitted by Sabesp’s Executive Board.
c)	evaluate any contracting of operations using derivatives whose contract volume or net risk position exceeds the Executive Board’s resolution limit and has not been approved in the derivatives transaction program.
3	Sabesp’s Executive Board:
a)	analyze Sabesp’s Institutional Policy of Financial Risk Management and respective updates, submitting them to a resolution of Sabesp’s Board of Directors.
b)	analyze the derivatives transaction programs proposed by the Financial Risk Management Committee, regarding terms, risk limits, and amounts, submitting them to a resolution of Sabesp’s Board of Directors.
c)	approve the composition and changes in the Financial Risk Management Committee.
d)	approve any contracting of transactions using derivatives.

4         Economic, Financial, and Investor Relations Executive Board:

a)	establish and maintain prerequisites for contracting transactions.
b)	identify financial risk factors and the Company’s exposure to risk variables.
c)	analyze and propose actions to mitigate financial risk.
d)	plan and execute the mitigation requests approved by Sabesp’s Executive Board.
e)	report on the impacts of transactions on financial risks.
f)	monitor the result of mitigation actions and management of contracted transactions.
g)	coordinate the Financial Risk Management Committee.

Exhibit Name:	Exhibit Number
Responsabilities	[02]
Linked to the Instrument:
PI0038 - V.1 – Financial Risks Management

h)	monthly monitor derivatives transactions and present them to the Executive Board every quarter.

5     Financial Risk Management Committee:

a)	analyze proposed strategies and instruments for hedge transactions, considering current market conditions.
b)	assess the adequacy of proposed strategies and instruments to the Company’s regulations.
c)	assess and submit to the approval of the Executive Board the proposed details for derivatives transactions (volumes, target prices, and maturities, among other relevant variables).
d)	monitor the results of the transactions at least monthly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 19, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.